Filed Pursuant to Rule 433

Registration No. 333-259910

PRICING TERM SHEET

AMÉRICA MÓVIL, S.A.B. DE C.V.

Ps.20,000,000,000 10.300% Senior Notes due 2034

(the “MXN Notes”)

January 24, 2024

Issuer:	América Móvil, S.A.B. de C.V.

Title of Securities:	10.300% Senior Notes due 2034

Offering Format:	Dual registration: SEC/CNBV

Aggregate Principal Amount:	Ps.20,000,000,000

Price to Public:	99.939% of principal amount, plus accrued interest, if any, from February 1, 2024

Gross Proceeds (before underwriters’ discount and other offering expenses):	Ps.19,987,800,000

Maturity Date:	January 30, 2034

Coupon:	10.300% per year

Interest Payment Dates:	January 30 and July 30 of each year, commencing on July 30, 2024

Trade Date:	January 24, 2024

Settlement Date:	February 1, 2024 (T+6)*

Optional Redemption:	Prior to October 30, 2033, make-whole call, in whole or in part, at M Bono Rate plus 15 basis points, plus accrued and unpaid interest

On and after October 30, 2033, in whole or in part, at 100%, plus accrued and unpaid interest

Tax Redemption:	In whole but not in part, at 100% of principal amount, plus accrued and unpaid interest, in the event of change in Mexican withholding tax

Yield to Maturity:	10.310%

Benchmark Instrument:	MBONO 7.750% due November 23, 2034

Benchmark Yield:	9.310%

Spread to Benchmark:	+100 basis points

Minimum Denomination:	Ps.2,000,000 and integral multiples of Ps.10,000 in excess thereof

ISIN:	XS2701559440

Common Code:	270155944

Expected Ratings**:	Baa1 (Moody’s) / A- (S&P) / A- (Fitch)

Joint Book-Running Managers:	BBVA Securities Inc.
Citigroup Global Markets Inc.
Goldman Sachs & Co. LLC
HSBC Securities (USA) Inc.
J.P. Morgan Securities LLC
Morgan Stanley & Co. LLC
Santander US Capital Markets LLC

Expected Listings:	Application will be made to list the MXN Notes on the Official List of the Luxembourg Stock Exchange for trading on the Euro MTF Market. The MXN Notes will be listed on the Mexican Stock Exchange.

*

Under Rule 15c6-1 of the U.S. Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the MXN Notes prior to the delivery of the MXN Notes may be required, by virtue of the fact that the MXN Notes initially will settle in six business days (T+6), to specify alternative settlement arrangements to prevent a failed settlement.

**

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Each securities rating should be evaluated independent of each other securities rating.

The offer and sale of the securities to which this final term sheet relates have been registered by América Móvil, S.A.B. de C.V. with the U.S. Securities and Exchange Commission (the “SEC”) by means of a registration statement on Form F-3 (Registration No. 333-259910).

PROHIBITION OF SALES TO EEA RETAIL INVESTORS – The MXN Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (the “EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129 (as amended, the “Prospectus Regulation”). Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the MXN Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the MXN Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

PROHIBITION OF SALES TO UK RETAIL INVESTORS – The MXN Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom (the “UK”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (“EUWA”); (ii) a customer within the meaning of the provisions of the Financial Services and Markets Act 2000 (as amended, the “FSMA”) and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the EUWA. Consequently, no key information document required by Regulation (EU) No 1286/2014 as it forms part of domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the MXN Notes or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

The MXN Notes are concurrently being offered in Mexico pursuant to a prospectus approved by the Comisión Nacional Bancaria y de Valores (Mexican National Banking and Securities Commission, or the “CNBV”). The MXN Notes will be registered with the Mexican National Securities Registry maintained by the CNBV. The MXN Notes will be registered with the Mexican Registro Nacional de Valores (the “National Securities Registry”) maintained by the CNBV. Registration in the National Securities Registry does not imply certification as to the goodness of the securities, the solvency of the Issuer or the accuracy or truthfulness of the information contained in the Prospectus, nor does it validate the acts that, if any, may have been carried out in violation of the laws. The CNBV has not reviewed the contents of this announcement.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling BBVA Securities Inc. toll free at +1-800-422-8692; Citigroup Global Markets Inc. toll free at +1-800-831-9146; Goldman Sachs & Co. LLC toll free at +1-866-471-2526; HSBC Securities (USA) Inc. toll free at +1-866-811-8049; J.P. Morgan Securities LLC toll free at +1-866-846-2874; Morgan Stanley & Co. LLC toll free at +1-866-718-1649; or Santander US Capital Markets LLC toll free at +1-855-403-3636.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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